UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ___________________________
FORM 11-K
 ___________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 001-15451
  ___________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UPS 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Parcel Service, Inc.
55 Glenlake Parkway, NE
Atlanta, Georgia 30328

Explanatory Note:

The UPS 401(k) Savings Plan (the "Plan") is an employee voluntary and plan sponsor contributory defined contribution plan established for employees of United Parcel Service of America, Inc. and certain subsidiaries who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan.

UPS 401(k) Savings Plan

Report of Independent Registered Public Accounting Firm
Financial Statements as of and for the
Years Ended December 31, 2023 and 2022,
Supplemental Schedules as of and for the
Year Ended December 31, 2023

UPS 401(k) Savings Plan

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the
UPS 401(k) Savings Plan
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the UPS 401(k) Savings Plan (the “Plan”) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits of the Plan for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules of delinquent participant contributions for the year ended December 31, 2023, and of assets (held at end of year) as of December 31, 2023 have been subjected to audit procedures performed in conjunction with the audits of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
June 26, 2024
We have served as the Plan’s auditor since at least 1992; however, an earlier year could not be reliably determined.

UPS 401(k) Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2023 AND 2022
(In thousands)

	2023	2022
ASSETS:
Participant-directed investments — at fair value (Note 3)	$12,234,419	$11,133,895
Participant-directed investments — at contract value (Note 5)	287,840	—
Total investments	12,522,259	11,133,895
Receivables:
Notes receivable from participants	31,572	31,337
Participant contributions	3,463	3,749
Employer contributions	544,522	146,800
Investment income and other	2,722	1,267
Total receivables	582,279	183,153

Total assets	13,104,538	11,317,048
LIABILITIES:
Accounts payable	5,978	3,184
Total liabilities	5,978	3,184

NET ASSETS AVAILABLE FOR BENEFITS	$13,098,560	$11,313,864
See notes to financial statements.

UPS 401(k) Savings Plan
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(In thousands)

	2023	2022

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$11,313,864	$13,767,361
INCREASE IN PLAN ASSETS ATTRIBUTED TO:
Participant contributions	494,527	465,524
Employer contributions - UPS Stock	—	142,438
Employer contributions - Cash, Net of forfeitures	657,863	109,897
Participant rollovers	11,695	8,481
Interest and dividend income	132,113	96,785
Total additions	1,296,198	823,125

DECREASE IN PLAN ASSETS ATTRIBUTED TO:
Benefits to Plan participants	(970,858)	(798,845)
Administrative expenses (Note 2)	(11,137)	(12,435)
Total deductions	(981,995)	(811,280)

OTHER CHANGES IN NET ASSETS — Net appreciation (depreciation) appreciation in fair value
of investments	1,470,493	(2,465,342)

NET INCREASE (DECREASE) IN NET ASSETS	1,784,696	(2,453,497)

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$13,098,560	$11,313,864

See notes to financial statements.

UPS 401(k) Savings Plan
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

1	DESCRIPTION OF THE PLAN
General - The UPS 401(k) Savings Plan (the “Plan”) is an employee voluntary and plan sponsor contributory defined contribution plan established for employees of United Parcel Service of America, Inc. and its subsidiaries ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan, which are described below. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended. Participants should refer to the Plan documents for more complete information.
The Plan became effective July 1, 1988 and has been amended periodically. The Plan allows participants to defer a portion of their compensation, subject to the Internal Revenue Service ("IRS") yearly limits, on a pretax and/or Roth after-tax ("Roth 401(k)") basis under the rules of Section 401(k) of the Internal Revenue Code (IRC). The Plan includes an auto-enrollment provision whereby certain newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants initially have their deferral rate set at 6% of eligible compensation and their contributions invested in an age appropriate target date fund unless and until changed by the participant. The deferral rate is increased 1% annually, as provided in the Plan documents, until it reaches 10% of eligible compensation or is changed by the participant. Effective January 1, 2023, the deferral rate will be increased 1% annually until it reaches 15% of eligible compensation or is changed by the participant. The Plan also allows for contributions to be made on an after-tax basis for participants with eligible compensation below $150,000.
Employer Contributions - For employees hired and eligible to participate in the Plan on or before December 31, 2007, UPS makes “SavingsPlus” (as defined in the Plan documents) matching contributions to each participant’s account equal to 50% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 5% of eligible compensation.
For employees, hired, rehired or transferred from ineligible status who became eligible to participate in the Plan on or after January 1, 2008, but before July 1, 2016, UPS makes SavingsPlus matching contributions to each participant's account equal to 100% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 3.5% of eligible compensation.
For employees hired, rehired or transferred from ineligible status who became eligible to participate in the Plan on or after July 1, 2016, UPS makes SavingsPlus matching contributions to each participant's account equal to 50% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 6% of eligible compensation.
Prior to January 1, 2023, all SavingsPlus matching contributions were made in UPS class A common stock. Effective for SavingsPlus matching contributions accrued after January 1, 2023, UPS makes SavingsPlus matching contributions in cash to each eligible participant's account equal to 50% of pre-tax, Roth, and/or after-tax 401(k) contributions made to the Plan by the participant up to 6% of eligible compensation. The SavingsPlus matching contributions for 2023 and 2022 were $152.593 million and $142.438 million, respectively.

The UPS Retirement Plan (a defined benefit pension plan sponsored by UPS) was closed to new non-union participants effective July 1, 2016. The Company amended the UPS 401(k) Savings Plan so that employees who do not participate in the UPS Retirement Plan receive a “UPS Retirement Contribution” (as defined in the Plan documents) in addition to the SavingsPlus matching contribution. For employees eligible to receive the UPS Retirement Contribution, UPS contributes 3% to 8% of eligible pay to the UPS 401(k) Savings Plan based on years of vested service and business unit.
On June 23, 2017, the Company amended the Plan (the "Amendment") so that non-union employees who participated in the UPS Retirement Plan would, in addition to then-current benefits under the Plan, earn a UPS Retirement Contribution beginning January 1, 2023. Also effective beginning January 1, 2023, the Amendment increased the UPS Retirement Contribution to 5% to 8% (3% to 8% prior to 2023 for employees hired after July 1, 2016) of eligible compensation to the Plan based on years of vested service for all eligible participants.
Contributions are made annually in cash to the accounts of participants. UPS Retirement Contributions, net of forfeitures, associated with these Plan provisions were $381.920 million for 2023 and $109.897 million for 2022 and were remitted on March 29, 2024 and April 5, 2023, respectively. These amounts are included in Receivables: Employer contributions in the statements of net assets available for benefits.
The Amendment also provides for transition contributions for certain participants hired before December 31, 2007. The amount of transition contributions for 2023 was $123.350 million. There were no transition contributions in previous years.
Contributions and Vesting - Eligible employees may participate in the Plan immediately upon hire. The Plan provides that a participant's contributions and SavingsPlus match are 100% vested at all times. Employees become 100% vested in the UPS Retirement Contribution after three complete years of service. Participants may make voluntary contributions in one of three ways: pretax, after-tax, or to the Roth 401(k) feature. Limits to these contributions are as follows:
•Participants may contribute up to 50% of their eligible compensation on a pretax and/or as a Roth 401(k) basis.
•Participants may contribute through a deferral of up to 100% of their Management Incentive Program ("MIP") or International Management Incentive Program ("IMIP") cash award on a pretax basis. MIP and IMIP are part of UPS's incentive compensation programs. Non-executive management program eligibility is determined annually by the executive officers of UPS. Awards granted to executive officers are approved by the Compensation and Human Capital Committee of the UPS Board of Directors.
•Participants may contribute, through a deferral of up to 100% of their discretionary day payout on a pretax and/or Roth 401(k) basis.
•Participants may contribute, through a deferral of up to 100% of eligible compensation attributable to the Sales Incentive Program (SIP) bonus program on a pretax and/or Roth 401(k) basis.
•Participants who are employed by Coyote Logistics, LLC, a UPS subsidiary, may contribute through a deferral of up to 100% of eligible compensation attributable to certain bonuses on a pre-tax and/or Roth 401(k) basis.
•Participants may contribute an additional 10% of their eligible compensation on an after-tax basis.
•Participants age 50 and older, or who will turn 50 during the Plan year, are allowed to make pre-tax or Roth 401(k) catch-up contributions, up to an additional 35% of their eligible compensation subject to an IRS determined maximum. The maximum catch-up contribution was $7,500 for 2023 and may be indexed each year for inflation.

Participants can contribute to the Plan an amount consisting of an eligible rollover distribution or transfer from a conduit individual retirement account. Rollover contributions are at all times fully vested and nonforfeitable. Participants may not rollover participant loans to Plan account balances from other qualified retirement plans, annuity contracts, or individual retirement accounts.
Investments - Participants may choose from various investment options including UPS class A common stock, short-term investments, guaranteed investment contracts ("GICs") and common and collective trust funds. Within the self-managed account, participants can invest in mutual funds and individual securities listed on major U.S. securities exchanges. Participants should refer to the Plan documents for more complete information concerning the Plan's investment options.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and related matching and nonelective contributions and investment gains and losses. Withdrawals and administrative expenses are deducted from each participant's account.

Payment of Benefits - The Plan does not permit withdrawals or distributions except in the case of hardship, at attainment of age 59 1/2, upon termination of employment, or upon the death or total and permanent disability of the participant. In order to qualify for a hardship withdrawal, the participant must satisfy the legal requirements of a financial hardship as defined by IRC regulations. There are no penalties on approved withdrawals or distributions.
Forfeited Amounts - When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. The Plan permits the use of forfeitures to either reduce future employer contributions or pay Plan administrative expenses for the plan year. However, if a participant is reemployed and fulfills certain requirements, as defined in the Plan documents, the forfeited amount will be reinstated. During the years ended December 31, 2023 and 2022, the Company used $16.272 million and $14.609 million of forfeitures to reduce employer contributions, respectively. The amount of unallocated forfeitures as of December 31, 2023 and 2022 were not material.

Notes Receivable from Participants - The Plan provides for loans only in cases of hardship or certain residential purchases. Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balances (across all UPS-sponsored plans in which they participate). Loan terms shall not exceed five years on general loans and fifteen years on residential loans. Interest rates on outstanding loans ranged from 4.25% to 11.60% as of December 31, 2023. The loans are collateralized by the participant's account and bear interest at a fixed rate equal to one percentage point above the prime rate on the last business day of the month prior to the month in which the participant makes application for the loan. Principal and interest are paid ratably through regular payroll deductions.
Plan Termination - Although it has not expressed any intent to do so, UPS has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a termination, participants become fully vested and the trustee has been instructed to maintain separate Plan accounts for each participant to accumulate earnings until the final terminating distribution.
Plan Administration - Voya Financial provides recordkeeping and administrative services to the Plan. Bank of New York Mellon serves as the trustee for all assets of the Plan.

2	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Recent Accounting Pronouncements - Accounting pronouncements issued, but not effective until after December 31, 2023, are not expected to have a material impact on the Plan's statement of net assets available for benefits or statement of changes in net assets available for benefits.
Use of Estimates and Risks and Uncertainties - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including short-term investments, common and collective trust funds, registered investment companies, GICs, and certain individual securities listed on major U.S. securities exchanges. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are 100% participant directed and stated at fair value, with the exception of the GICs which are stated at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value all marketable securities. The value of each share of UPS class A common stock held by the Plan at December 31, 2023 and 2022 is equal to the closing price of a share of UPS class B common stock as reported by the New York Stock Exchange on the last trading day of the applicable year as the class A common stock is readily convertible on a 1:1 basis to class B common stock.
Investments in common and collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common and collective trust funds' underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Plan holds the right to liquidate its positions in these common and collective trust funds at any time, subject to a reasonable notification period. No unfunded commitment existed with respect to these common and collective trust funds at December 31, 2023 or 2022. The redemption frequency is immediate and there are no other redemption restrictions.
Investments in GICs are recorded based on the contract value per each individual contract. Generally, contract value is equal to participant deposits, plus credited interest. Contract value may be subject to adjustments in connection with contract holder directed withdrawals.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held during the year.
The Plan also offers a self-managed account option. Within the self-managed account, participants can invest in registered investment companies and individual securities listed on major U.S. securities exchanges. The majority of these investments are stated at fair value based upon quoted market prices, with the exception of corporate bonds purchased by participants which are valued based on observable market inputs.
Administrative Expenses - Administrative expenses of the Plan are paid by the participants and UPS as provided in the Plan documents. UPS provides certain accounting, audit, legal and other administrative services to the Plan free of charge. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Personal advisor services are made available as an option for Plan participants seeking professional investment advice within their plan accounts. Personal advisor fees of the Plan are paid by the participants as provided in the Plan documents. Administrative fees for 2023 and 2022 were as follows (in thousands):

	2023	2022
Investment advisory and management fees	$1,026	$996
Plan administrator fees	2,994	3,265
Personal advisor fees	7,117	$8,174
Total administrative expenses	$11,137	$12,435

Payment of Benefits - Benefit payments to participants are recorded upon distribution.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan documents.
Employer Contributions Receivable - Employer contributions receivable are obligations from UPS to the participants for the plan year, which are not settled until after the plan year has ended.
Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of the IRC limits. During 2023, the Plan did not pass the non-discrimination requirements of IRC Section 415(c) (annual addition limits exceeded). As a result, for the years ended December 31, 2023 and 2022, de minimis contributions were refundable to certain participants.

3	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows:
•Level 1 - securities valued using unadjusted quoted prices from active markets for identical assets.
•Level 2 - securities not traded on an active market but for which observable market inputs are readily available.
•Level 3 - securities valued based on significant unobservable inputs.
Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following table presents information about our investments measured at fair value on a recurring basis as of December 31, 2023 and 2022, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value (in thousands):

	Fair Value Measurements at December 31, 2023
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts*:
Common stock	$512,445	$—	$—	$512,445
Mutual funds	53,919	—	—	53,919
Interest-bearing cash	101,102	—	—	101,102
U.S. government securities	5,793	—	—	5,793
Corporate debt securities	—	1,556	—	1,556
Interest-bearing cash	29,095	—	—	29,095
Common and collective trusts:
Equity funds	—	5,701,883	—	5,701,883
Fixed-income funds	—	1,009,791	—	1,009,791
Lifestyle funds	—	2,473,786	—	2,473,786
Multi-asset funds	—	95,739	—	95,739
U.S. government securities	—	335,588	—	335,588
UPS stock fund	1,913,722	—	—	1,913,722
Total investments — at fair value	$2,616,076	$9,618,343	$—	$12,234,419

	Fair Value Measurements at December 31, 2022
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts*:
Common stock	$489,666	$—	$—	$489,666
Mutual funds	54,496	—	—	54,496
Interest-bearing cash	18	—	—	18
Common and collective trusts:
Equity funds	—	4,677,032	—	4,677,032
Fixed-income funds	—	1,323,249	—	1,323,249
Lifestyle funds	—	1,995,066	—	1,995,066
Multi-asset funds	—	123,643	—	123,643
U.S. government securities	—	280,210	—	280,210
UPS stock fund	2,190,515	—	—	2,190,515
Total investments — at fair value	$2,734,695	$8,399,200	$—	$11,133,895
* The investments within the self-managed accounts include a variety of categories of common stock, mutual funds, bonds and cash.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no transfers into or out of Level 3 during 2023 or 2022.

4	FEDERAL INCOME TAX STATUS
The IRS has determined and informed UPS by a letter dated February 22, 2016, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken positions that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, there are no positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, but there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2020.

5	INVESTMENTS IN INSURANCE CONTRACTS
As of December 31, 2023, the Plan maintained one GIC related investment option, the Stable Value Fund. The underlying contracts within this fund are synthetic GICs and are considered to be fully benefit responsive in accordance with ASC 962, Plan Accounting - Defined Contribution Pension Plans; therefore, the GICs are reported at contract value in the Statement of Net Assets Available for Benefits. Generally, contract value is equal to participant deposits, plus credited interest. Contract value may be subject to adjustments in connection with contract holder directed withdrawals. As of December 31, 2023, the contract value of the investment in insurance contracts was $287.840 million. The Plan did not have any GIC investment options as of December 31, 2022.
The underlying investments within the Stable Value Fund consist of a short-term investment fund and five separate GIC contracts (the "contracts") issued by five separate issuers. The earnings on the contracts are based on an interest rate applied to the Stable Value Fund's outstanding balance in each contract. The interest rates are analyzed and may be reset by each issuer quarterly for each contract. The interest credited rate to participants in the Stable Value Fund for the year ended December 31, 2023 was approximately 5%. The contracts within the Stable Value Fund have a 0% floor crediting interest rate, guaranteed by wrapper contract agreements or the issuer. The wrapper contracts are agreements with the wrap issuers, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contracts typically include certain conditions and limitations on the underlying assets owned by the Plan and provide a guarantee that the crediting rate will not fall below 0%. There are no valuation reserves recorded to adjust contract amounts. Underlying asset performance, net cash flows of the participant contribution, withdrawal activity and duration of assets are factors that could influence the average interest credited rate.
Premature termination in whole or part of each contract is at the discretion of the Plan sponsor and generally involves a payment adjusted to the contract's fair value. The contracts permit a book value corridor through which a threshold percentage of the contract terms is available at book value in the event of certain employer actions including, but not limited to, layoffs, retirement incentive programs, or partial or total plan terminations.
Certain employer-initiated events may limit the ability of the Plan to transact at contract value with the issuers and could require participants to transact at fair value. Such events include, but are not limited to, material or adverse amendments to the Plan, complete or partial Plan termination, creation of certain competing investment options or changes to the qualification status of the Plan.
In addition, certain events allow the issuers to terminate the contracts with the Plan and settle at an amount different from contract value. Such events may be different under each contract and include, but are not limited to, material or adverse amendments to the Plan, changes to the qualification status of the Plan, breach of material obligations under the contract, misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan administrator believes that no events are probable that would limit the Plan's ability to transact at contract value with the contract issuers or that would limit the ability of the Plan to transact at contract value with the participants.

6	PARTY-IN-INTEREST TRANSACTIONS
Exempt Party-In-Interest Transactions
Certain Plan investments are managed by State Street Global Advisors or the BlackRock Institutional Trust Company. Bank of New York Mellon, Voya Financial, and Charles Schwab are the trustee, recordkeeper, and self-managed account service provider respectively, as defined by the Plan, and therefore, fees paid to these institutions qualify as exempt party-in-interest transactions. In September 2023, the Plan changed service providers for the self-managed account from TD Ameritrade to Charles Schwab, as part of Charles Schwab's acquisition of TD Ameritrade. Fees paid by the Plan for recordkeeping and trustee fees were $2.994 million and $3.265 million for the years ended December 31, 2023 and 2022, respectively. Fees paid by the Plan for investment management services were $1.026 million and $0.996 million for the years ended December 31, 2023 and 2022, respectively. Fees paid by the Plan for personal advisor services were $7.117 million and $8.174 million for the years ended December 31, 2023 and 2022, respectively.
UPS is the Plan sponsor and all transactions in its common stock qualify as exempt party-in-interest transactions. As of December 31, 2023 and 2022, the Plan held 12,171,484 and 12,600,752 shares of UPS class A common stock with a fair value of $1.914 billion and $2.191 billion and a cost basis of $1.541 billion and $1.530 billion, respectively. During the years ended December 31, 2023 and 2022, the Plan recorded dividend income on UPS class A common stock of $79.986 million and $76.445 million, respectively.
Nonexempt Party-In-Interest Transactions
The Plan remitted $1.089 million of certain participant contributions to the trustee later than required under Department of Labor Regulation 2510.3-102 during the year ended December 31, 2022. During the year ended December 31, 2023, the Plan filed Form 5330 with the IRS and paid the required excise tax on the transactions. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis. There were no nonexempt party-in-interest transactions during the year ended December 31, 2023.

7	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2023 and 2022 is as follows (in thousands):

	2023	2022
Net assets available for benefits per the financial statements	$13,098,560	$11,313,864
Adjustment for deemed distributions from participant loans	(762)	(827)
Adjustment from contract value to fair value for synthetic GICs	7,314	—
Net assets available for benefits per Form 5500	$13,105,112	$11,313,037

A reconciliation of the increase (decrease) in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2023 and 2022 is as follows (in thousands):

	2023	2022
Net increase (decrease) in net assets available for benefits per the financial statements	$1,784,696	$(2,453,497)
Adjustment for deemed distribution income from participant loans	66	4
Adjustment from contract value to fair value for synthetic GICs	7,314	—
Total income (loss) per Form 5500	$1,792,076	$(2,453,493)

SUPPLEMENTAL SCHEDULES

UPS 401(k) Savings Plan
Employer ID NO: 95-1732075
Plan NO: 004
FORM 5500, SCHEDULE H, PART IV, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total fully corrected under VFCP and PTE 2002-51
Check here if late participant loan repayments are included ☐	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
2023 participant contribution transferred late to the Plan	$—	$—	$—	$—
2022 participant contribution transferred late to the Plan	$—	$—	$—	$1,088,588
See accompanying Independent Registered Public Accounting Firm report

UPS 401(k) Savings Plan
Employer ID NO: 95-1732075
Plan NO: 004
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(d) Cost	(e) Current Value (in thousands)
	SHORT-TERM INVESTMENTS:
*	Bank of New York Mellon Short-Term Investment Fund	29,095,466	shares	**	$29,095

	COMMON AND COLLECTIVE TRUST INVESTMENTS:
*	BlackRock Government Short-Term Investment Fund	335,587,836	units	**	335,588
*	BlackRock US Debt Index Fund	30,631,473	units	**	1,009,791
*	BlackRock Emerging Markets Index Fund F	20,019,219	units	**	251,519
*	BlackRock Extended Equity Index Fund	13,677,683	units	**	1,425,176
*	BlackRock MSCI World Equity ex-US Fund F	20,161,655	units	**	865,469
*	BlackRock Equity Index Fund F	31,854,296	units	**	3,159,718
*	BlackRock Strategic Completion Non-Lendable Fund F	7,136,125	units	**	95,739
*	State Street Target Retirement Income SL SF Class IV	13,609,855	units	**	179,323
*	State Street Target Retirement 2020 SL SF Class IV	8,761,961	units	**	121,441
*	State Street Target Retirement 2025 SL SF Class IV	22,552,182	units	**	332,352
*	State Street Target Retirement 2030 SL SF Class IV	14,779,638	units	**	227,340
*	State Street Target Retirement 2035 SL SF Class IV	21,158,506	units	**	333,437
*	State Street Target Retirement 2040 SL SF Class IV	12,895,460	units	**	207,939
*	State Street Target Retirement 2045 SL SF Class IV	17,624,864	units	**	289,948
*	State Street Target Retirement 2050 SL SF Class IV	18,076,939	units	**	301,071
*	State Street Target Retirement 2055 SL SF Class IV	17,506,392	units	**	291,586
*	State Street Target Retirement 2060 SL SF Class IV	9,670,480	units	**	161,072
*	State Street Target Retirement 2065 SL SF Class IV	2,178,219	units	**	28,278

	Total common and collective trust investments				9,616,787

	GUARANTEED INVESTMENT CONTRACT INVESTMENTS:
(1)	BlackRock 1-3 Year Government Bond Index Fund	156,823	units	**	19,805
(1)	BlackRock Intermediate Term Gov't Bond Fund	227,862	units	**	10,376
(1)	BlackRock 1-3 Year Credit Bond Index Non-Lendable Fund	437,022	units	**	5,846
(1)	BlackRock Intermediate Term Bond Index Fund	628,906	units	**	38,990
(1)	BlackRock Asset Backed Securities Index Fund	543,611	units	**	20,768
(1)	BlackRock Mortgage-Backed Securities Index Fund	496,142	units	**	25,973
(1)	BlackRock Commercial Mortgage-Backed Securities Index Fund	258,937	units	**	8,118
(1)	American Express Cr Ser 2022-4 Cl A 4.95000% 10/15/2027 Tr 2022-4 Bond	725,000	units	**	729
(1)	BMW Vehicle Lease Trser 2023-2 Cl A-3 5.99000% 09/25/2026 2023-2 Bond	482,000	units	**	489
(1)	Cap One Mlt Ast Ser 2022-2 Cl A 3.49000% 05/17/2027 Exetr 2022-2 Bond	725,000	units	**	713
(1)	Cap One Multi-Ast Ser 2023-1 Cl A 4.42000% 05/15/2028 Exec 2023-1 Bond	750,000	units	**	749
(1)	Carmax Auto Owner Ser 2023-4 Cl A-3 6.00000% 07/17/2028 Trust 2023-4 Bond	476,000	units	**	491
(1)	Citibank Credit Cardser 2023-A1 Cl Nt 5.23000% 12/08/2027 2023-A1 Bond	142,000	units	**	144
(1)	Daimler Trucks Ser 2023-1 Cl A-3 5.90000% 03/15/2027 Retail 2023-1 Bond	787,000	units	**	800
(1)	Discover Card Ser 2023-1 Cl A 4.31000% 03/15/2028 Execution Note T Bond	725,000	units	**	722
(1)	Fedl Natl Mtg Assn Ser 2015-093 Cl 3-Mb1.25000% 11/25/2041	1,366,427	units	**	1,284
(1)	Fedl Natl Mtg Assn Ser 2016-088 Cl 8-La2.50000% 04/25/2042	1,784,987	units	**	1,702
(1)	Fedl Home Ln Mtg Crpser 3919 Cl Ay 4.00000% 09/15/2031	1,718,765	units	**	1,698
(1)	Fedl Home Ln Mtg Crpser 4838 Cl Va 4.00000% 03/15/2036	1,163,935	units	**	1,148

(1)	Fedl Home Ln Mtg Crpser 5009 Cl Gd 2.50000% 02/25/2040	1,064,576	units	**	1,006
(1)	Fedl Home Ln Mtg Crpser 5343 Cl Ca 6.00000% 06/25/2037	1,460,229	units	**	1,487
(1)	Fedl Home Ln Mtg Crpser 5357 Cl A 3.50000% 07/15/2043	1,548,666	units	**	1,511
(1)	Fedl Natl Mtg Assn Ser 2011-010 Cl 0-Ab3.00000% 02/25/2041	1,045,653	units	**	999
(1)	Govt Natl Mtg Assn Ser 2022-190 Cl 0-Ca5.00000% 08/20/2043	1,455,840	units	**	1,460
(1)	Govt Natl Mtg Assn Ser 2022-107 Cl 7-A 3.00000% 05/20/2035	1,637,058	units	**	1,603
(1)	Govt Natl Mtg Assn Ser 2022-168 Cl 8-Mh4.50000% 01/20/2052	1,435,764	units	**	1,426
(1)	Govt Natl Mtg Assn Ser 2023-111 Cl Pg 5.00000% 05/20/2053	1,211,731	units	**	1,214
(1)	John Deere Owner Tr Ser 2023-C Cl A-3 5.48000% 05/15/2028 2023-C Bond	821,000	units	**	836
(1)	Louisiana Loc Govt Environmental Facs &05.08100% 06/01/2031Cmnty Dev Auth Sys Restoration Taxabl	1,412,876	units	**	1,429
(1)	Mercedes-Benz Auto Ser 2023-2 Cl A-3 5.95000% 11/15/2028 Rece 2023-2 Bond	636,000	units	**	656
(1)	United States Treas Ser Bg-2025 5.00000% 08/31/2025 Nts Note	6,296,000	units	**	6,461
(1)	United States Treas Ser Bh-2025 5.00000% 09/30/2025 Nts Note	7,258,000	units	**	7,424
(1)	Volksw Auto Lease Trser 2023-A Cl A-3 5.81000% 10/20/2026 2023-A Bond	1,250,000	units	**	1,268
(1)	World Omni Auto Ser 2023-D Cl A-3 5.79000% 02/15/2029 2023-D Bond	246,000	units	**	253
(1)	AbbVie Inc Fixed 11/21/2029 3.20%	925,000	units	**	869
(1)	Air Lease Corp Fixed 02/01/2028 5.30%	550,000	units	**	569
(1)	Alexandria Real Estate Equities Inc Fixed 04/15/2035 4.75%	600,000	units	**	589
(1)	Ally Auto Receivables Trust 2022-1 Mortgage Bond 11/15/2026 3.31%	401,903	units	**	397
(1)	American Electric Power Co Inc Fixed 08/15/2025 5.70%	825,000	units	**	848
(1)	American Express Co Fixed 07/27/2029 5.28%	550,000	units	**	574
(1)	American Express Credit Account Master Trust Mortgage Bond 05/15/2027 3.39%	500,000	units	**	491
(1)	American International Group Inc - AIGROUP Fixed 06/30/2030 3.40%	350,000	units	**	323
(1)	American International Group Inc - AIGROUP Fixed 01/00/1900 0.00%	—	units	**	6
(1)	American Tower Corp Fixed 07/15/2028 5.25%	500,000	units	**	524
(1)	AmeriCredit Automobile Receivables Trust 2021-2 Mortgage Bond 01/19/2027 0.69%	1,000,000	units	**	966
(1)	Amgen Inc Fixed 03/02/2028 5.15%	550,000	units	**	572
(1)	Anheuser-Busch InBev Worldwide Inc Fixed 04/13/2028 4.00%	575,000	units	**	573
(1)	Aon Corp / Aon Global Holdings PLC Fixed 05/28/2027 2.85%	325,000	units	**	308
(1)	Apple Inc Fixed 05/10/2028 4.00%	550,000	units	**	552
(1)	AT&T Inc Fixed 03/01/2029 4.35%	875,000	units	**	877
(1)	Avis Budget Rental Car Funding AESOP LLC Mortgage Bond 08/20/2026 2.33%	480,000	units	**	459
(1)	BANK 2017-BNK4 Mortgage Bond 05/15/2050 3.36%	994,655	units	**	950
(1)	Bank of America Corp - BOA Fixed 10/21/2027 3.25%	325,000	units	**	312
(1)	Bank of America Corp - BOA Fixed 04/25/2029 5.20%	1,100,000	units	**	1,118
(1)	BA Credit Card Trust Mortgage Bond 04/15/2028 5.00%	451,000	units	**	455
(1)	Bank of Montreal Fixed 06/05/2026 5.30%	600,000	units	**	609
(1)	Barclays Plc Fixed 05/07/2025 3.93%	500,000	units	**	500
(1)	BAT International Finance PLC Fixed 02/02/2029 5.93%	300,000	units	**	319
(1)	Bayer US Finance LLC Fixed 11/21/2026 6.13%	200,000	units	**	205
(1)	Boeing Co/The Fixed 05/01/2030 5.15%	825,000	units	**	848
(1)	Canadian Imperial Bank of Commerce/Canada - CANIMP Fixed 04/28/2028 5.00%	550,000	units	**	558
(1)	Capital One Financial Corp Fixed 06/08/2029 6.31%	550,000	units	**	567
(1)	Capital One Multi-Asset Execution Trust Mortgage Bond 05/15/2028 4.42%	1,000,000	units	**	998
(1)	Capital One Prime Auto Receivables Trust 2022-2 Mortgage Bond 05/17/2027 3.66%	414,000	units	**	407
(1)	Capital One Prime Auto Receivables Trust 2023-1 Mortgage Bond 02/15/2028 4.87%	89,000	units	**	89
(1)	Capital One Prime Auto Receivables Trust 2023-1 Mortgage Bond 08/15/2028 4.76%	340,000	units	**	340
(1)	Carrier Global Corp Fixed 02/15/2031 2.70%	650,000	units	**	575
(1)	Carvana Auto Receivables Trust 2021-N1 Mortgage Bond 01/10/2028 1.30%	302,775	units	**	286
(1)	Carvana Auto Receivables Trust 2021-P1 Mortgage Bond 01/11/2027 0.86%	155,000	units	**	148
(1)	Chase Issuance Trust Mortgage Bond 09/15/2027 3.97%	300,000	units	**	297
(1)	Cigna Group/The Fixed 10/15/2028 4.38%	575,000	units	**	575
(1)	Citibank Credit Card Issuance Trust Mortgage Bond 12/08/2027 5.23%	100,000	units	**	101
(1)	CGMS Commercial Mortgage Trust 2017-B1 Mortgage Bond 08/15/2050 3.20%	946,351	units	**	889

(1)	Citigroup Inc - CITIGPIN Fixed 09/29/2026 5.61%	1,100,000	units	**	1,124
(1)	CNH Equipment Trust 2021-C Mortgage Bond 04/16/2029 1.41%	260,000	units	**	241
(1)	CNH Equipment Trust 2023-B Mortgage Bond 02/15/2029 5.60%	385,000	units	**	394
(1)	Consolidated Edison Co of New York Inc Fixed 04/01/2030 3.35%	600,000	units	**	565
(1)	Consumers Energy Co Fixed 02/15/2029 4.90%	825,000	units	**	857
(1)	Corebridge Financial Inc Fixed 01/15/2034 5.75%	218,000	units	**	225
(1)	Crown Castle Inc Fixed 05/01/2033 5.10%	575,000	units	**	576
(1)	CVS Health Corp Fixed 03/25/2028 4.30%	375,000	units	**	373
(1)	Daimler Trucks Retail Trust 2023-1 Mortgage Bond 03/15/2027 5.90%	275,000	units	**	280
(1)	DataBank Issuer Mortgage Bond 02/27/2051 2.06%	500,000	units	**	453
(1)	Dell Equipment Finance Trust 2023-1 Mortgage Bond 09/22/2028 5.65%	500,000	units	**	505
(1)	Dell International LLC / EMC Corp Fixed 06/15/2026 6.02%	500,000	units	**	513
(1)	Diageo Capital PLC Fixed 09/29/2025 1.38%	500,000	units	**	474
(1)	Discover Bank Fixed 08/09/2028 1.90%	600,000	units	**	592
(1)	Discover Card Execution Note Trust Mortgage Bond 07/15/2027 3.56%	750,000	units	**	736
(1)	Discover Card Execution Note Trust Mortgage Bond 10/15/2027 5.03%	102,000	units	**	103
(1)	Dominion Energy Inc Fixed 10/01/2025 3.90%	500,000	units	**	495
(1)	DT Auto Owner Trust 2022-1 Mortgage Bond 11/15/2027 2.96%	500,000	units	**	490
(1)	Eaton Corp Fixed 05/18/2028 4.35%	300,000	units	**	302
(1)	Ecolab Inc Fixed 03/24/2030 4.80%	550,000	units	**	572
(1)	Energy Transfer LP Fixed 02/15/2033 5.75%	550,000	units	**	579
(1)	Enterprise Fleet Financing 2022-2 LLC Mortgage Bond 05/21/2029 4.65%	325,678	units	**	324
(1)	Enterprise Products Operating LLC Fixed 07/31/2029 3.13%	425,000	units	**	403
(1)	Equinix Inc Fixed 11/18/2029 3.20%	650,000	units	**	600
(1)	Exelon Corp Fixed 03/15/2028 5.15%	825,000	units	**	850
(1)	Fannie Mae Pool Mortgage Bond 11/01/2052 4.50%	2,291,265	units	**	2,241
(1)	Fannie Mae Pool Mortgage Bond 08/01/2050 3.50%	2,168,222	units	**	2,027
(1)	Fannie Mae Pool Mortgage Bond 08/01/2051 4.00%	1,977,927	units	**	1,898
(1)	Fannie Mae Pool Mortgage Bond 04/01/2053 5.00%	2,249,699	units	**	2,251
(1)	Fannie Mae Pool Mortgage Bond 05/01/2040 3.50%	1,397,984	units	**	1,339
(1)	Fannie Mae Pool Mortgage Bond 09/01/2031 1.50%	271,751	units	**	250
(1)	Flagship Credit Auto Trust 2023-3 Mortgage Bond 07/15/2027 5.89%	600,000	units	**	602
(1)	Ford Credit Auto Owner Trust 2021-A Mortgage Bond 09/15/2026 0.49%	500,000	units	**	478
(1)	Ford Credit Auto Owner Trust 2023-A Mortgage Bond 01/15/2029 5.07%	500,000	units	**	499
(1)	Ford Motor Credit Co LLC Fixed 11/04/2027 7.35%	345,000	units	**	368
(1)	Freddie Mac Pool Mortgage Bond 09/01/2052 4.50%	2,383,155	units	**	2,325
(1)	Freddie Mac Pool Mortgage Bond 01/01/2053 6.00%	2,146,172	units	**	2,195
(1)	Freddie Mac Pool Mortgage Bond 06/01/2053 5.50%	3,240,501	units	**	3,285
(1)	Freddie Mac Pool Mortgage Bond 07/01/2053 5.00%	3,417,345	units	**	3,410
(1)	Freddie Mac Pool Mortgage Bond 09/01/2053 5.50%	2,204,784	units	**	2,257
(1)	Freddie Mac Pool Mortgage Bond 09/01/2052 4.00%	2,718,756	units	**	2,584
(1)	General Motors Financial Co Inc Fixed 06/23/2028 5.80%	825,000	units	**	850
(1)	GM Financial Consumer Automobile Receivables Trust 2020-4 Mortgage Bond 05/18/2026 1.05%	1,200,000	units	**	1,161
(1)	Goldman Sachs Group Inc Fixed 08/10/2026 5.80%	1,100,000	units	**	1,136
(1)	Ginnie Mae II Pool Mortgage Bond 02/20/2052 3.50%	926,246	units	**	865
(1)	Hertz Vehicle Financing III LLC Mortgage Bond 06/25/2026 1.99%	559,000	units	**	534
(1)	Home Depot Inc/The Fixed 09/15/2032 4.50%	325,000	units	**	336
(1)	Honda Auto Receivables 2023-4 Owner Trust Mortgage Bond 06/21/2028 5.67%	66,000	units	**	69
(1)	HPEFS Equipment Trust 2023-2 Mortgage Bond 01/21/2031 6.04%	100,000	units	**	101
(1)	Hyundai Auto Lease Securitization Trust 2023-A Mortgage Bond 11/16/2026 4.94%	500,000	units	**	499
(1)	ING Groep NV Fixed 03/28/2028 4.02%	600,000	units	**	589
(1)	Intercontinental Exchange Inc Fixed 09/15/2027 4.00%	575,000	units	**	572
(1)	John Deere Owner Trust 2023 Mortgage Bond 12/17/2029 5.01%	435,000	units	**	439
(1)	JPMorgan Chase & Co Fixed 07/24/2029 5.30%	1,100,000	units	**	1,143

(1)	JPMorgan Chase & Co Fixed 10/22/2027 6.07%	300,000	units	**	312
(1)	Keurig Dr Pepper Inc Fixed 05/25/2028 4.60%	550,000	units	**	553
(1)	Kinder Morgan Inc Fixed 03/01/2028 4.30%	575,000	units	**	576
(1)	Kubota Credit Owner Trust 2023-1 Mortgage Bond 06/15/2027 5.02%	500,000	units	**	502
(1)	Lincoln National Corp Fixed 03/01/2028 3.80%	325,000	units	**	313
(1)	Lloyds Banking Group PLC Fixed 08/07/2027 5.99%	550,000	units	**	573
(1)	Lockheed Martin Corp Fixed 05/15/2028 4.45%	300,000	units	**	304
(1)	Magnetite XXXVII Ltd Mortgage Bond 10/20/2036 7.08%	1,000,000	units	**	1,019
(1)	Marriott International Inc/MD Fixed 04/15/2029 4.90%	550,000	units	**	560
(1)	Meta Platforms Inc Fixed 05/15/2028 4.60%	825,000	units	**	843
(1)	Morgan Stanley Fixed 01/20/2027 3.63%	325,000	units	**	321
(1)	Morgan Stanley Fixed 07/20/2029 5.45%	1,100,000	units	**	1,148
(1)	MPLX LP Fixed 03/15/2028 4.00%	575,000	units	**	562
(1)	National Rural Utilities Cooperative Finance Corp Fixed 09/15/2028 5.05%	825,000	units	**	859
(1)	NatWest Group PLC Fixed 09/13/2029 5.81%	550,000	units	**	574
(1)	Neuberger Berman Loan Advisers CLO 47 Ltd Mortgage Bond 04/14/2035 6.69%	1,000,000	units	**	1,012
(1)	NextEra Energy Capital Holdings Inc Fixed 09/01/2025 5.75%	825,000	units	**	849
(1)	NextGear Floorplan Master Owner Trust Mortgage Bond 03/15/2028 5.74%	300,000	units	**	306
(1)	Nissan Auto Receivables 2022-A Owner Trust Mortgage Bond 12/17/2029 2.07%	75,000	units	**	71
(1)	NRG Energy Inc Fixed 03/15/2033 7.00%	550,000	units	**	593
(1)	Octane Receivables Trust 2023-3 Mortgage Bond 03/20/2029 6.44%	220,000	units	**	223
(1)	ONEOK Inc Fixed 11/15/2032 6.10%	550,000	units	**	590
(1)	Oracle Corp Fixed 07/08/2024 3.40%	550,000	units	**	553
(1)	Pfizer Investment Enterprises Pte Ltd Fixed 05/19/2028 4.45%	550,000	units	**	553
(1)	Philip Morris International Inc Fixed 02/15/2030 5.13%	550,000	units	**	571
(1)	PNC Financial Services Group Inc/The Fixed 08/13/2026 1.15%	350,000	units	**	320
(1)	PNC Financial Services Group Inc/The Fixed 06/12/2029 5.58%	550,000	units	**	563
(1)	Progress Residential 2020-SFR1 Trust Mortgage Bond 04/17/2037 1.73%	497,772	units	**	475
(1)	Prologis LP Fixed 06/15/2028 4.88%	550,000	units	**	559
(1)	Public Service Electric and Gas Co Fixed 08/01/2033 5.20%	825,000	units	**	875
(1)	Public Storage Operating Co Fixed 01/15/2029 5.13%	550,000	units	**	580
(1)	Realty Income Corp Fixed 07/15/2033 4.90%	600,000	units	**	621
(1)	Royal Bank of Canada Fixed 08/01/2028 5.20%	550,000	units	**	574
(1)	Santander Drive Auto Receivables Trust 2022-2 Mortgage Bond 09/15/2027 3.44%	500,000	units	**	491
(1)	Santander Drive Auto Receivables Trust 2022-6 Mortgage Bond 06/15/2027 4.72%	330,000	units	**	328
(1)	Stack Infrastructure Issuer LLC Mortgage Bond 08/25/2045 1.89%	440,000	units	**	408
(1)	T-Mobile USA Inc Fixed 02/01/2028 4.75%	575,000	units	**	584
(1)	Tesla Auto Lease Trust 2023-B Mortgage Bond 09/21/2026 6.13%	280,000	units	**	283
(1)	Tesla Electric Vehicle Trust 2023-1 Mortgage Bond 06/20/2028 5.38%	104,000	units	**	105
(1)	Toronto-Dominion Bank Fixed 07/17/2028 5.52%	550,000	units	**	580
(1)	Toyota Auto Receivables 2022-D Owner Trust Mortgage Bond 04/17/2028 5.43%	1,000,000	units	**	1,023
(1)	Tricon American Homes 2018-SFR1 Trust Mortgage Bond 05/17/2037 4.04%	650,000	units	**	634
(1)	Truist Financial Corp Fixed 01/26/2029 4.87%	575,000	units	**	579
(1)	UBS Group AG Fixed 03/26/2025 3.75%	250,000	units	**	247
(1)	UnitedHealth Group Inc Fixed 04/15/2033 4.50%	575,000	units	**	578
(1)	US Bancorp Fixed 06/12/2029 5.78%	550,000	units	**	567
(1)	United States Treasury Note/Bond Fixed 08/15/2033 3.88%	1,760,000	units	**	1,787
(1)	United States Treasury Note/Bond Fixed 02/15/2043 3.88%	910,000	units	**	884
(1)	United States Treasury Note/Bond Fixed 07/31/2030 4.00%	5,002,000	units	**	5,120
(1)	United States Treasury Note/Bond Fixed 07/31/2028 4.13%	7,800,000	units	**	8,022
(1)	United States Treasury Note/Bond Fixed 08/15/2026 4.38%	4,075,000	units	**	4,171
(1)	United States Treasury Note/Bond Fixed 07/15/2026 4.50%	3,250,000	units	**	3,349
(1)	United States Treasury Note/Bond Fixed 11/15/2043 4.75%	410,000	units	**	444
(1)	United States Treasury Note/Bond Fixed 11/15/2053 4.75%	200,000	units	**	227
(1)	Verizon Communications Inc Fixed 03/21/2031 2.55%	675,000	units	**	588

(1)	Verizon Master Trust Mortgage Bond 11/20/2028 3.40%	500,000	units	**	489
(1)	Visa Inc Fixed 12/14/2025 3.15%	575,000	units	**	562
(1)	VMware LLC Fixed 08/15/2024 1.00%	575,000	units	**	561
(1)	Vulcan Materials Co Fixed 03/01/2026 5.80%	500,000	units	**	510
(1)	Wells Fargo and Co Fixed 07/25/2029 5.57%	550,000	units	**	575
(1)	Wells Fargo Commercial Mortgage Trust 2019-C52 Mortgage Bond 08/15/2052 2.63%	500,000	units	**	490
(1)	Westlake Automobile Receivables Trust 2023-1 Mortgage Bond 06/15/2026 5.51%	333,953	units	**	334
(1)	Westlake Automobile Receivables Trust 2023-2 Mortgage Bond 02/16/2027 5.80%	500,000	units	**	503
(1)	Williams Cos Inc/The Fixed 01/15/2031 7.50%	500,000	units	**	584
(1)	Wisconsin Public Service Corp Fixed 11/10/2025 5.35%	550,000	units	**	558
(1)	World Omni Auto Receivables Trust 2021-C Mortgage Bond 09/15/2027 0.64%	500,000	units	**	465
(1)	Cash Held by GIC Trusts	449,400	units	**	449
(1)	Wrapper for American United Life Synthetic GIC	1	units	**	7
(1)	Wrapper for Citibank Synthetic GIC	1	units	**	11
	Total GIC investments				295,154

*	United Parcel Service, Inc.	12,171,484 shares of class A common stock		**	1,913,722

	Investments in self-managed accounts			**	674,815

	Total investments at fair value				$12,529,573

*	Various notes receivable from participants	Interest rates between 4.25% – 11.6% and maturity dates through 2041		***	30,810

	Total notes receivable from participants and investments at fair value				$12,560,383

*	Party-in-interest
**	Cost information is not required as all investments are participant-directed
***	Net of deemed distributions of $762
(1)	GIC owned investment reported at market value

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UPS 401(k) Savings Plan

Date:	June 26, 2024	By:	/s/ B.J. Dorfman
B.J. Dorfman
Administrative Committee Member

EXHIBIT INDEX
Exhibit 23.1 — Consent of Deloitte & Touche LLP